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          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                               FORM 4

            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed Pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935
        Or Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See instruction 1(b)

(Print or Type Responses)

1. Name and Address of Reporting Person*:

Hesburg                 James                   L.
   (Last)               (First)              (Middle)

   401 Wilshire Boulevard
         (Street)

   Santa Monica,         Ca       90401
   (City)              (State)     (Zip)

2. Issuer Name and Ticker or Trading Symbol:

       FirstFed Financial Corp - FED

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year)

                12/20/02

5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer
          (Check all applicable)

 [X] Director
 [ ] Officer (give title below)
 [ ] 10% owner
 [ ] Other (specify below)

     ______________________
     Title

        Table I -- Non-Derivative Securities Acquired, Disposed of,
                        or Beneficially Owned

1.  Title of Security(Inst. 3)

        Common Stock

2.  Transaction Date(Month/Day/Year)

        12/17/02

2A. Deemed Execution Date, in any (Month/Day/Year)

3.  Transaction Code (Inst. 8)
        Code             V

          G              V

4.  Securities Acquired (A) or Disposed of (D) (Inst. 3,4 and 5)
    Amount          (A) or (D)         Price

        180            D                N/A

5.  Amount of Securities Beneficially Owned Following Reported Transaction(s)

        (i)     44,820
        (ii)    13,180
        (iii)      380

6.  Ownership Form: Direct (D) or Indirect (I) (Inst. 4)

        (i)     (D)
        (ii)    (I)
        (iii)   (I)

7.  Nature of Indirect Beneficial Ownership  (Inst. 4)

        (ii)    Self - IRA
        (iii)   Spouse - IRA

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)
Table II - Deriviative Securities Acquired, Disposed of, or Beneficially Owned
              (e.g., puts, calls, warrants, options, convertible securities)

1,  Title of Derviative Security (Instr. 3)

2.  Conversion or Exercise Price of Derivative Security

3.  Transaction Date (Month/Day/Year)   3A. Deemed execution date,
                                            if any (Month/Day/Year)

4.  Transaction Code (Instr. 8)
      Code      V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4, and 5)
              (A)            (D)

6.  Date Exerciseable and Expiration Date (Month/Day/Year)
       Date Exerciseable           Expiration Date

7.  Title and Amount of Underlying Security (Instr. 3 and 4)
       Title                Amount or Number of Shares

8.  Price of Derivative Security (Instr. 5)

9. Number of derivative Securities Benefically Owned Following Reported Transaction(s)

10.  Ownership Form of Derivative Security: Direct (D) or Indirect (I)(Instr. 4)

11.  Nature of Indirect Benefical Ownership (Inst. 4)








Explanation of Responses:





**Intentional misstatements or omissions of facts constitue Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential persons who are to respond to the collections of information conatined in this form are not required to respond unless the form displays a currently valid OMB Number.



_______________________________          ____________
**Signature of Reporting Person          Date